Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

MAP PHARMACEUTICALS, INC.

FIRST: The name of the corporation (hereinafter the “Corporation”) is:

MAP Pharmaceuticals, Inc.

SECOND: The name and address, including street, number, city and county, of the registered agent of the Corporation in the State of Delaware are:

Corporation Service Company

2711 Centerville Road, Suite 400

Wilmington, New Castle County, Delaware 19808

THIRD: The nature of the business and the purposes to be conducted and promoted by the Corporation shall be to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is One Thousand (1,000) shares. The par value of each such share is $0.001. All such shares are of one class and are shares of Common Stock.

FIFTH: To the maximum extent permitted by the General Corporation Law of the State of Delaware, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law of the State of Delaware is amended after approval by the stockholders of this Article FIFTH to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware as so amended. Neither any amendment nor repeal of this Article FIFTH, nor the adoption of any provision of the Corporation’s certificate of incorporation inconsistent with this Article FIFTH, shall eliminate or reduce the effect of this Article FIFTH in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article FIFTH, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

SIXTH: The Corporation may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer, employee or agent of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director, officer, employee or agent at the request of the Corporation or any predecessor to the Corporation. Neither any amendment nor repeal of this Article SIXTH, nor the adoption of any provision of the Corporation’s certificate of incorporation inconsistent with this Article SIXTH, shall eliminate or reduce the effect of this Article SIXTH in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article SIXTH, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

SEVENTH: From time to time any of the provisions of this certificate of incorporation may be amended, altered or repealed, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the stockholders of the Corporation by this certificate of incorporation are granted subject to the provisions of this Article SEVENTH. In addition to the other powers expressly granted by statute, the Board of Directors shall have the power to adopt, repeal, alter, amend and rescind the Bylaws of the Corporation.

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